UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

MANHATTAN BRIDGE CAPITAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562803106
(CUSIP Number)

Assaf Ran
c/o Manhattan Bridge Capital, Inc.
60 Cutter Mill Rd # 205, Great Neck, NY 11021
(516) 444-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562803106	13D	Page 2 of 5 Pages

1.	Names of reporting persons Assaf Ran
2.	Check the appropriate box if a member of group (See Instructions)	(a) [ ]
(b) [ ]

3.	SEC use only

4.	Source of funds (See Instructions) PF, OO(1)
5.	Check if disclosure of legal proceedings is required
	pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 2,516,000 (2)

	8.	Shared voting power

	9.	Sole dispositive power 2,516,000 (2)

	10.	Shared dispositive power

11.	Aggregate amount beneficially owned by each reporting person 2,516,000 (2)
12.	Check if the aggregate amount in row (11) excludes
	certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 30.93%(3)
14.	Type of reporting person (See Instructions) IN

(1)	Certain of the shares of common stock beneficially held by Mr. Ran were issued by the Issuer as compensation for Mr. Ran’s service as Chief Executive Officer of the Issuer.

(2)

Includes 1,000,000 Restricted Shares (the “Restricted Shares”) granted to Mr. Ran by the Issuer on September 9, 2011, which was approved by shareholders at the Issuer’s 2011 annual meeting of shareholders. Mr. Ran may not sell, convey, transfer, pledge, encumber or otherwise dispose of the Restricted Shares until the earliest to occur of the following: (i) September 9, 2026, with respect to 1/3 of the Restricted Shares, September 9, 2027 with respect to an additional 1/3 of the Restricted Shares and September 9, 2028 with respect to the final 1/3 of the Restricted Shares; (ii) the date on which Mr. Ran’s employment is terminated by the Issuer for any reason other than for “Cause;” or (iii) the date on which Mr. Ran’s employment is terminated on account of (A) his death; or (B) his disability, which, in the opinion of his personal physician and a physician selected by the Issuer prevents him from being employed with the Issuer on a full-time basis (each such date being referred to as a “Risk Termination Date”). If at any time prior to a Risk Termination Date Mr. Ran’s employment is terminated by the Issuer for Cause or Mr. Ran voluntarily terminates his employment for any reason other than death or disability, Mr. Ran will forfeit that portion of the Restricted Shares which have not previously vested.

CUSIP No. 68403P203	13D	Page 3 of 5 Pages

Also includes 1,313,095 shares of common stock held by Ran & Ran of NY Inc., over which Mr. Ran holds sole voting and dispositive power.

(3)	Based upon 8,135,036 shares of common stock outstanding as of February 24, 2017.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (hereinafter referred to as the “Common Stock”) of Manhattan Bridge Capital, Inc., a New York corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 60 Cutter Mill Road, Suite 205, Great Neck, NY 11021.

Item 2. Identity and Background

(a) and (b) Assaf Ran is a United States citizen with a business address of 60 Cutter Mill Road, Suite 205, Great Neck, NY 11021.

(c) Mr. Ran serves as the Chairman of the Board, Chief Executive Officer and President of the Issuer.

(d) and (e) During the last five years, Mr. Ran has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Ran purchased the shares of common shares held by him directly using his personal funds, except for the Restricted Shares granted to Mr. Ran by the Issuer on September 9, 2011, which was approved by shareholders at the Issuer’s 2011 annual meeting of shareholders.

Item 4. Purpose of Transaction

The securities were acquired for investment purposes.

The Reporting Person has no current plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, other than the receipt of additional shares of Common Stock that may be granted as part of his regular compensation as an executive officer of the Issuer.

CUSIP No. 68403P203	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) Mr. Ran may be deemed to beneficially own 2,516,000 shares of Common Stock of the Issuer, which constitute 30.93% of the outstanding shares of Common Stock of the Issuer, based upon 8,135,036 shares of the Common Stock outstanding as of February 24, 2017. Such shares of Common Stock include (i) 1,516,000 shares of Common Stock and (ii) 1,000,000 Restricted Shares.

(b) Mr. Ran has sole voting and dispositive power of 2,516,000 shares of Common Stock of the Issuer. Such shares of Common Stock include (i) 1,516,000 shares of Common Stock and (ii) 1,000,000 Restricted Shares.

(c) The Reporting Person has not effected any transaction in the shares of Common Stock of the Issuer in the past sixty days.

(d) No person other than Mr. Ran has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5 and held directly by Mr. Ran.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As an executive officer and director of the Issuer, Mr. Ran is eligible to participate in the Issuer’s 2009 Stock Option Plan, as amended, although Mr. Ran has no present intention to request the issuance of any awards under such plan.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Manhattan Bridge Capital, Inc. 2009 Stock Option Plan, as amended (Incorporated by reference to Appendix A of the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on August 5, 2011).

Exhibit 99.2	Restricted Share Agreement dated September 9, 2011.

CUSIP No. 68403P203	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 07, 2017

By:	/s/ Assaf Ran
Assaf Ran